Filed Pursuant to Rule 433

Registration Statement No. 333-155307-01

Relating to Preliminary Prospectus Supplement dated October 6, 2009 and

Prospectus dated November 17, 2008

Boston Properties Limited Partnership

$700,000,000 5.875% SENIOR NOTES DUE 2019

Issuer:	Boston Properties Limited Partnership

Type:	SEC Registered

Size:	$700,000,000

Maturity:	October 15, 2019

Coupon (Interest Rate):	5.875% per year

Benchmark Treasury:	3.625% due August 15, 2019

Benchmark Treasury Price / Yield:	103-2 / 3.259%

Spread to Benchmark Treasury:	262.5 bps

Yield to Maturity:	5.884% per year

Expected Ratings* (Moody’s /Standard & Poor’s / Fitch Ratings):	Baa2 (negative) / A- (negative) / BBB (stable)

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2010

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 40 basis points or at par on or after 90 days prior to October 15, 2019

Initial Price to Public:	99.931% plus accrued interest if settlement occurs after October 9, 2009

Settlement Date:	T+3; October 9, 2009

Denominations:	$1,000 x $1,000

CUSIP / ISIN:	10112R AQ7 / US10112RAQ74

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. BNY Mellon Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:

Capital One Southcoast, Inc.

Commerzbank Capital Markets Corp.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at 1-800-294-1322, Citigroup Global Markets Inc., toll-free at 1-877-858-5407, or Deutsche Bank Securities Inc., toll free at 1-800-503-4611.

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